UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For January 6, 2025

Commission File Number: 001-41901

J-LONG GROUP LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Flat F, 8/F, Houston Industrial Building
32-40 Wang Lung Street, Tsuen Wan
New Territories, Hong Kong
(Address of principal executive offices)

Edwin Chun Yin Wong, Chief Executive Officer

Telephone: +852 3693 2110

Email: edwin.wong@j-long.com

Flat F, 8/F, Houston Industrial Building
32-40 Wang Lung Street, Tsuen Wan
New Territories, Hong Kong

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

REGAINING COMPLIANCE WITH THE BID PRICE REQUIREMENT

TO CONTINUE LISTING ON NASDAQ

J-Long Group Limited, a Cayman Islands exempt company (the “Corporation” or “JL”), received a letter on January 6, 2025 (the “Compliance Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”). The Compliance Letter informed the Company that it had regained compliance with Nasdaq’s bid price requirement (the “Bid Price Requirement”) in Listing Rule 5450(a)(1), and that the Company is therefore in compliance with the Nasddaq Capital Market’s listing requirements. Accordingly, the Company’s ordinary shares will continue to be listed on The Nasdaq Capital Market and Nasdaq considers the matter closed.

“We are pleased that the Company has regained compliance with the Bid Price Requirement because we recognize the value to our shareholders of the Nasdaq listing and intend to continue to meet the Bid Price Requirement,” stated Mr. Danny Tze Ching Wong, the Chairman of the Board and founder of J-Long Group Limited.

Exhibits

None

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

J-LONG GROUP LIMITED
(Registrant)

Date: January 8, 2025	By:	/s/ Wong, Edwin Chun Yin
Edwin Chun Yin Wong, Chief Executive Officer

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